NSTAR Electric Company					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$268,546	$190,242	$252,494	$248,575	$240,691
Income tax expense	172,866	123,966	165,686	162,020	151,224
Equity in earnings of regional nuclear
generating and transmission companies	(550)	(412)	(501)	(836)	(891)
Dividends received from regional equity investees	344	286	676	669	1,661
Fixed charges, as below	73,115	72,364	76,219	77,902	84,826
Less: Interest capitalized (including AFUDC) (b)	(511)	(259)	(185)	(108)	76
Total earnings, as defined	$513,810	$386,187	$494,389	$488,222	$477,587

Fixed charges, as defined:
Interest on long-term debt (a) (b)	$79,088	$87,100	$90,040	$90,630	$83,261
Interest on rate reduction bonds (b)	399	3,585	7,226	11,235	18,833
Other interest (b) (c)	(9,104)	(20,631)	(27,839)	(30,475)	(24,519)
Rental interest factor	2,221	2,051	6,607	6,404	7,327
Interest capitalized (including AFUDC) (b)	511	259	185	108	(76)
Total fixed charges, as defined	$73,115	$72,364	$76,219	$77,902	$84,826

Ratio of Earnings to Fixed Charges	7.03	5.34	6.49	6.27	5.63

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) Prior period amounts have been reclassified for comparative purposes and in order to conform to NU's presentation.

(c) For the years ended December 31, 2011, 2010 and 2009, other interest includes interest related to accounting for uncertain tax positions.